September 16, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey P. Riedler/Matthew Jones

Re:                            Acceleron Pharma Inc.

Registration Statement on Form S-1 (File No. 333-190417)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acceleron Pharma Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 18, 2013, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)          it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Marc A. Rubenstein of Ropes & Gray LLP, counsel to the Company, at (617) 951-7826 as soon as the registration statement has been declared effective.

128 Sidney Street, Cambridge, MA 02139 tel 617 649-9200	www.acceleronpharma.com

Very truly yours,

ACCELERON PHARMA INC.

By:	/s/ John L. Knopf, Ph.D.
Name:	John L. Knopf, Ph.D.
Title:	Chief Executive Officer and President

Signature Page to Acceleration Request